CUSIP No. 98370X103

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.       )*

XCHG Limited

(Name of Issuer)

Class A ordinary shares, $0.00001 par value per share

(Title of Class of Securities)

98370X103**

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number 98370X103 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on the Nasdaq Global Market under the symbol “XCH.” Each ADS represents 40 Class A ordinary shares of the Issuer. No CUSIP has been assigned to the Issuer’s Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98370X103

1	Name of Reporting Person Zhen Partners Fund IV, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 159,225,900 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 159,225,900 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 159,225,900 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 6.71%(2) (or 1.76%(2) of the aggregate voting power)
12	Type of Reporting Person PN

(1)	Represents 159,225,900 Class A ordinary shares held by Zhen Partners Fund IV, L.P. The general partner of Zhen Partners Fund IV, L.P. is Zhen Partners Management (MTGP) IV, L.P., whose general partner is Zhen Partners Management (TTGP) IV, Ltd.

(2)	The beneficial ownership percentage is calculated based on 2,372,906,011 ordinary shares of the Issuer as a single class, being the sum of (i) 1,631,651,564 Class A ordinary shares, and (ii) 741,254,447 Class B ordinary shares as disclosed in the Rule 424B4 Prospectus (File No. 333-276802) filed on September 10, 2024 by the Issuer with the Securities and Exchange Commission (the “Issuer’s Prospectus”). The voting power of the shares beneficially owned represented 1.76% of the total outstanding voting power.

CUSIP No. 98370X103

1	Name of Reporting Person Zhen Partners Management (MTGP) IV, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 159,225,900 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 159,225,900 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 159,225,900 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 6.71%(2) (or 1.76%(2) of the aggregate voting power)
12	Type of Reporting Person PN

(1)	Represents 159,225,900 Class A ordinary shares held by Zhen Partners Fund IV, L.P. The general partner of Zhen Partners Fund IV, L.P. is Zhen Partners Management (MTGP) IV, L.P., whose general partner is Zhen Partners Management (TTGP) IV, Ltd.

(2)	The beneficial ownership percentage is calculated based on 2,372,906,011 ordinary shares of the Issuer as a single class, being the sum of (i) 1,631,651,564 Class A ordinary shares, and (ii) 741,254,447 Class B ordinary shares as disclosed in the Issuer’s Prospectus. The voting power of the shares beneficially owned represented 1.76% of the total outstanding voting power.

CUSIP No. 98370X103

1	Name of Reporting Person Zhen Partners Management (TTGP) IV, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 159,225,900 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 159,225,900 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 159,225,900 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 6.71%(2) (or 1.76%(2) of the aggregate voting power)
12	Type of Reporting Person CO

(1)	Represents 159,225,900 Class A ordinary shares held by Zhen Partners Fund IV, L.P. The general partner of Zhen Partners Fund IV, L.P. is Zhen Partners Management (MTGP) IV, L.P., whose general partner is Zhen Partners Management (TTGP) IV, Ltd.

(2)	The beneficial ownership percentage is calculated based on 2,372,906,011 ordinary shares of the Issuer as a single class, being the sum of (i) 1,631,651,564 Class A ordinary shares, and (ii) 741,254,447 Class B ordinary shares as disclosed in the Issuer’s Prospectus. The voting power of the shares beneficially owned represented 1.76% of the total outstanding voting power.

CUSIP No. 98370X103

Item 1(a). Item 1(a).	Name of Issuer: XCHG Limited
Item 1(b).

Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at XCharge Europe GmbH, Heselstücken 18, 22453 Hamburg, Germany No. 12 Shuang Yang Road, Da Xing District, Beijing, People’s Republic of China, 100023.

Item 2(a).	Name of Person Filing: (i) Zhen Partners Fund IV, L.P. (ii) Zhen Partners Management (MTGP) IV, L.P. (iii) Zhen Partners Management (TTGP) IV, Ltd. (collectively, the “Reporting Persons”)
Item 2(b).

Address of Principal Business Office or, if none, Residence:

The addresses of the Reporting Persons are:

(i)       Zhen Partners Fund IV, L.P.

P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands

(ii)       Zhen Partners Management (MTGP) IV, L.P.

P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands

(iii)       Zhen Partners Management (TTGP) IV, Ltd.

P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands

Item 2(c)	Citizenship: Zhen Partners Fund IV, L.P. – Cayman Islands Zhen Partners Management (MTGP) IV, L.P. – Cayman Islands Zhen Partners Management (TTGP) IV, Ltd. – Cayman Islands
Item 2(d).

Title of Class of Securities:

Class A ordinary shares, par value US$0.00001 per share, of the Issuer

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share, on all matters submitted to shareholders for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).

CUSIP Number:

98370X103

This CUSIP number applies to the American depositary shares of the Issuer, each representing 40 Class A ordinary shares of the Issuer. No CUSIP has been assigned to the Issuer’s Class A ordinary shares.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:
Not applicable.

CUSIP No. 98370X103

Item 4.	Ownership:

The following information with respect to the ownership of Class A ordinary shares by the Reporting Persons filing this statement on Schedule 13G is provided as of September 30, 2024:

Reporting Persons	Ordinary Shares Held Directly(1)	Shared Voting Power(1)	Shared Dispositive Power(1)	Beneficial Ownership(1)	Percentage of Total Ordinary Shares(1)(3)	Percentage of the Aggregate Voting Power(1)(3)
Zhen Partners Fund IV, L.P.(2)	159,225,900	159,225,900	159,225,900	159,225,900	6.71%	1.76%
Zhen Partners Management (MTGP) IV, L.P. (2)	0	159,225,900	159,225,900	159,225,900	6.71%	1.76%
Zhen Partners Management (TTGP) IV, Ltd.(2)	0	159,225,900	159,225,900	159,225,900	6.71%	1.76%

(1)	Represents the number of Class A ordinary shares beneficially owned by the Reporting Persons as of September 30, 2024.

(2)	The general partner of Zhen Partners Fund IV, L.P. is Zhen Partners Management (MTGP) IV, L.P., whose general partner is Zhen Partners Management (TTGP) IV, Ltd.

(3)	The beneficial ownership percentage is calculated based on 2,372,906,011 ordinary shares of the Issuer as a single class, being the sum of (i) 1,631,651,564 Class A ordinary shares, and (ii) 741,254,447 Class B ordinary shares as disclosed in the Issuer’s Prospectus.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:
Not applicable.
Item 8.	Identification and Classification of Members of the Group:
Not applicable.
Item 9.	Notice of Dissolution of Group:
Not applicable.
Item 10.	Certifications:
Not applicable.

CUSIP No. 98370X103

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement

CUSIP No. 98370X103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2024

Zhen Partners Fund IV, L.P.

By:	Zhen Partners Management (MTGP) IV, L.P. its General Partner
By:	Zhen Partners Management (TTGP) IV, Ltd. its General Partner

By:	/s/ Xiao Ping Xu
Name:	Xiao Ping Xu
Title:	Authorized Signatory

Zhen Partners Management (MTGP) IV, L.P.

By:	Zhen Partners Management (TTGP) IV, Ltd. its General Partner

By:	/s/ Xiao Ping Xu
Name:	Xiao Ping Xu
Title:	Authorized Signatory

Zhen Partners Management (TTGP) IV, Ltd.

By:	/s/ Xiao Ping Xu
Name:	Xiao Ping Xu
Title:	Authorized Signatory